FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 25, 2007
Ger. Gen 84/2007

Mr. Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bernardo O’Higgins 1449
Santiago

Ref: Essential Fact

Dear Sir,

In compliance with the Superintendency´s Circular 660/86, I hereby inform you that Shareholders at the Ordinary Shareholders’ Meeting of Enersis S.A. held on April 24, 2007 agreed in the distribution and payment of a Minimum Obligatory Dividend and an Additional Dividend, that, together with Interim Dividend N°74, conform the final Dividend N°75.

This Final Dividend N°75 amounted Ch$ 4,89033 per share, payable in cash and as a charge against the Net Income for 2006, payable on May 23, 2007. Shareholders registered in the Shareholders Registry as of May 16, 2007 are entitled to this dividend.

Best regards,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Stock Exchange of Valparaíso
Santander Santiago Bank – Representative of Bondholders
Central Security Depositary
Regional Finance Management
Investment and Risks Management
Regional Accounting Management
File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 25, 2007